June 5, 2007

Via Edgar and Facsimile (202) 772-9210

Hugh Fuller
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	BroadVision, Inc. (the "Company")
Post-Effective Amendment to a Registration Statement on Form S-1,
File number 333-125640

Dear Mr. Fuller:

Per your request, the Company further acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BroadVision, Inc.

By:	/s/ Pehong Chen

Pehong Chen President, Chief Executive Officer and Interim Chief Financial Officer

cc: Kenneth L. Guernsey, Esq.
Peter H. Werner, Esq.